Exhibit 99.5

LOCK-UP LETTER

November 15, 2019

Ruby Finance Investment Ltd. (“Purchaser”)

c/o Intertrust Corporate Services (Cayman) Limited

190 Elgin Avenue, George Town

Grand Cayman KY1-9005, Cayman Islands

Ladies and Gentlemen:

Reference is made to a securities purchase agreement (the “SPA”) dated the date hereof amongst the Purchaser and Monocerus Company Limited (“Seller”). Capitalized terms used herein without definition shall have the meaning set forth in the SPA.

As of the date hereof, Zhejiang Haining Guoan Ruiwei Investment Partnership (Limited Partnership) (“Citic Guoan”) beneficially owns 2,028,361 ADSs of 360 Finance, Inc. (the “Company”), which are directly held by the Seller. Pursuant to the SPA, Citic Guoan will, through the Seller, transfer 1,828,361 ADSs of the Company to the Purchaser. Immediately after the Closing, Citic Guoan will beneficially own 200,000 ADSs of the Company, which are directly held by the Seller and deposited in a securities brokerage account opened with Tiger Brokers under the name of Citic Guoan (the “Remaining Securities”).

To induce the Purchaser to participate in the transactions contemplated under the SPA, Citic Guoan hereby agrees that, without prior written consent of the Purchaser, it will not, during the period commencing on the date hereof and ending 90 days after the Closing Date (the “Lock-up Period”), (i) offer, pledge, sell, contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any of the Remaining Securities or any other securities of the Company that the Remaining Securities may be convertible into or exchangeable for, or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of, or voting rights attached to, the Remaining Securities ((i) and (ii), collectively, “Disposals of Remaining Securities”).

The Seller hereby agrees that, without prior written consent of the Purchaser, it will not facilitate or effect, and it will take all necessary actions to procure Tiger Brokers not to facilitate or effect, the Disposals of Remaining Securities.

This lock-up letter shall automatically terminate upon the termination of the SPA.

Section 6.2 (Confidentiality and Publicity), Section 8.3 (Arbitration) and Section 8.5 (Specific Performance) of the SPA shall apply mutatis mutandis to this lock-up letter.

This lock-up letter shall be governed by, and construed in accordance with, the laws of the Hong Kong Special Administrative Region without regard to conflicts of law principles.

This lock-up letter may be executed in one or more counterparts each of which shall be binding on each party by whom or on whose behalf it is so executed, but which together shall constitute a single instrument.

Sincerely,

Monocerus Company Limited

By:	/s/ Chen Dongdong
Name:	Chen Dongdong
Title:	Authorized Signatory

Zhejiang Haining Guoan Ruiwei Investment Partnership (Limited Partnership)

Seal: /s/ Zhejiang Haining Guoan Ruiwei Investment Partnership (Limited Partnership)

By:	/s/ Lv Peng
Name:	Lv Peng
Title:	Authorized Signatory

AGREED AND ACCEPTED:

Ruby Finance Investment Ltd.

By:	/s/ Brian Eden
Name:	Brian Eden
Title:	Director

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